Filed Pursuant to Rule 433
Registration No. 333-168704
August 20, 2010
Pricing Term Sheet

Issuer:	The Goodyear Tire & Rubber Company

Rating:	B1/B+

Security:	8.250% Senior Notes due 2020 (Reopening of $900,000,000 of 8.250% Senior Notes due 2020 issued on August 13, 2010)

Maturity:	August 15, 2020

Face Amount:	$100,000,000

Gross Proceeds:	$100,750,000

Gross Spread:	1.875%

Net Proceeds exclusive of accrued interest (after deducting underwriting discounts and commissions but before offering expenses):	$98,875,000

Coupon:	8.250%

Offering Price:	100.75% plus accrued interest from August 13, 2010

Yield:	8.119%

Trade Date:	August 20, 2010

Settlement Date:	August 25, 2010 (T+3)

Interest Payment Dates:	February 15 and August 15, beginning February 15, 2011

Accrued Interest Payable to Issuer:	$275,000 accrued from August 13, 2010 to but excluding August 25, 2010

Record Dates:	February 1 and August 1

Optional Redemption:	On or after:	Price:

	August 15, 2015	104.125%
	August 15, 2016	102.750%
	August 15, 2017	101.375%
	August 15, 2018 and thereafter	100.000%

Make Whole:	Makewhole call @ T+50bps prior to August 15, 2015

Equity Clawback:	35% at 108.25% until August 15, 2013

Spread to Treasury:	+558 bps

Reference Treasury:	UST 3.50% due May 15, 2020

Underwriter:	Deutsche Bank Securities Inc.

CUSIP/ISIN:	382550 BB6 / US382550BB69

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611.